To John Hodgin, Petroleum Engineer

John,

These notes summarize our phone conversation of March 12, 2014. The comments referred to were in the comment letter dated February 21, 2014.

•	We are going to correct our response to comment 1 by correcting the proved developed reserves on lines 7 and 8 of the table on page F-27 so that they agree with the amounts on lines 1 and 5 of page F-27.
•	To complete our response to comment 2 we are going to add the disclosure that the purchased reserves related to the acquisition of reserves in Knox County, Texas which were purchased for preferred stock on February 17, 2012 as noted in footnote 9 on page F-22.
•	To complete our response to comment 5, we will request the independent petroleum engineer to remove the references to probable reserves in the reserve report.

Bob Currier